Exhibit 2.2

SUPPORT AGREEMENT

June 26, 2017

United Community Banks, Inc.
125 Highway 515 E

Blairsville, Georgia 30512
Attention: Jimmy C. Tallent

Ladies and Gentlemen:

The undersigned is a director of Four Oaks Fincorp, Inc. (“Four Oaks”) and the beneficial holder of shares of common stock of Four Oaks (the “Four Oaks Common Stock”).

United Community Banks, Inc. (“United”) and Four Oaks are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Four Oaks through the merger of Four Oaks with and into United (the “Merger”).

In consideration of the substantial expenses that United will incur in connection with the transactions contemplated by the Agreement and to induce United to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Four Oaks, and not in his or her capacity as a director or officer of Four Oaks, as follows:

1.          While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of United, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of Four Oaks’ Special Meeting (as defined in the Agreement) any of the Subject Shares (as defined below), or (b) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Subject Shares or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.          While this letter agreement is in effect the undersigned shall vote 2,700,000 shares of Four Oaks Common Stock (the “Subject Shares”): (a) for the approval of the Agreement and the Merger at the Four Oaks Special Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement).

3.          The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, United shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

4.          The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Four Oaks and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Four Oaks.

5.          This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger,

(b) an Adverse Recommendation Change (as defined in the Merger Agreement), or (c) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

6.          As of the date hereof, the undersigned has sole voting power to vote the Subject Shares.

[signatures appear on next page]

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Kenneth R. Lehman

Kenneth R. Lehman
Print Name

Accepted and agreed to as of
the first date above written:

United Community Banks, Inc.

/s/ Jimmy C. Tallent
By: Jimmy C. Tallent
Its: Chairman and Chief Executive Officer

[Signature Page to Support Agreement]